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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO/A
(AMENDMENT NO. 2)
(RULE 13e-4)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

WEIDER NUTRITION INTERNATIONAL, INC.
(NAME OF SUBJECT COMPANY (ISSUER) AND FILING PERSON (OFFEROR))

OPTIONS TO PURCHASE CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE
WITH AN EXERCISE PRICE OF $3.50 OR HIGHER PER SHARE
(TITLE OF CLASS OF SECURITIES)

94860310
(CUSIP NUMBER OF CLASS OF SECURITIES)

JOSEPH W. BATY
EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
WEIDER NUTRITION INTERNATIONAL, INC.
2002 SOUTH 5070 WEST
SALT LAKE CITY, UTAH 84104
(801) 975-5000
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
NOTICES AND COMMUNICATIONS ON BEHALF OF THE FILING PERSON)

COPY TO:
JONN R. BEESON, ESQ.
LATHAM & WATKINS
650 TOWN CENTER DRIVE, SUITE 2000
COSTA MESA, CA 92626
(714) 540-1235

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE

$2,542,306	$233.89

*
Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 1,174,800 shares of Class A common stock of Weider Nutrition International, Inc. having an aggregate value of $2,542,306 as of September 6, 2002 will be exchanged and/or cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11(b)(2) of the Securities Exchange Act of 1934, as amended, equals $92 per $1,000,000 of the value of the transaction.

☒    Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$233.89	Filing party:	Weider Nutrition International, Inc.
Form or Registration No.:	Schedule TO	Date Filed:	September 12, 2002

☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1
☒	issuer tender offer subject to Rule 13e-4
☐	going private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer ☐

        This Amendment No. 2 and final amendment to the Tender Offer Statement on Schedule TO (the "Schedule TO") filed with the Securities and Exchange Commission on September 12, 2002, as amended and restated on September 26, 2002, relating to an offer by Weider Nutrition International, Inc., a Delaware corporation, to exchange all options to purchase shares of Weider Nutrition International's Class A common stock ("Class A common stock"), par value $0.01 per share ("option shares"), with an exercise price of $3.50 or higher per share (the "options") outstanding under its 1997 Equity Participation Plan, as amended, and held by eligible employees, for new options (the "new options") to purchase shares of Class A common stock to be granted under the 1997 Equity Participation Plan, upon the terms and subject to the conditions set forth in the Offer to Exchange Certain Outstanding Options dated September 12, 2002, as amended and restated on September 26, 2002 (the "offer to exchange"), and the related Election Concerning Exchange of Stock Options form (the "election form" and, together with the offer to exchange, as they may be amended from time to time, the "offer"), attached hereto as Exhibit (a)(1)(i) and Exhibit (a)(1)(v).

        In the case of those eligible senior executive officers identified on Schedule B of the offer to exchange (the "senior executives"), the number of shares of Class A common stock that will be subject to the new options to be granted to a senior executive will be equal to three-fourths the number of shares of Class A common stock subject to the options that are accepted for exchange and cancelled. New options exercisable for fractional shares will not be issued. Instead, any fractional number of new options to be granted to any individual will be rounded down to the nearest whole number. In the case of all other eligible employees, the number of shares of Class A common stock that will be subject to the new options to be granted to the eligible employee will be equal to the number of shares of Class A common stock subject to the options that are accepted for exchange and cancelled.

        This Amendment No. 2 to the Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Section 13(e) of the Securities Exchange Act of 1934, as amended.

        The information in the offer, a copy of which is filed with this Schedule TO as Exhibits (a)(1)(i) and (a)(1)(v) hereto, is incorporated herein by reference in answer to items 1 through 11 in this Tender Offer Statement on Schedule TO. The following items are inapplicable: Item 7 (the information required by Item 1007(d) of Regulation M-A); Item 9 (the information required by Item 1009(a) of Regulation M-A); Item 10 (the information required by Item 1010(b) of Regulation M-A); and Item 13.

        Section 5 of this Schedule TO is hereby amended and updated to provide the following:

5.    Acceptance of Options for Exchange and Issuance of New Options.

        The offer to exchange expired at 5:00 p.m. Mountain Time, on Thursday, October 10, 2002. Pursuant to the offer we accepted for exchange options to purchase 1,173,000 shares of our Class A common stock that were eligible to be tendered in the offer. Upon the terms and subject to the conditions of the offer and taking into account the exchange ratio for the senior executives, we will grant options to purchase an aggregate of 916,750 shares of our Class A common stock in exchange for such tendered options. We will promptly send each option holder whose options have been accepted for exchange a letter, substantially in the form of Exhibit (a)(1)(ix) as previously filed, indicating the number of shares of common stock subject to such holder's options that have been accepted for exchange and the corresponding number of shares of common stock that will be subject to the options that will be granted to such holders.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 11, 2002	WEIDER NUTRITION INTERNATIONAL, INC.
	By:	/s/ JOSEPH W. BATY
		Name:	Joseph W. Baty
		Title:	Executive Vice President and Chief Financial Officer

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